UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

____________________________

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2016

(Commission File No. 001-35446)

____________________________

NOVADAQ TECHNOLOGIES INC.

(Translation of registrant’s name into English)

____________________________

5090 Explorer Drive

Suite 202, Mississauga

Ontario, Canada L4W 4T9

(Address of registrant’s principal executive office)

____________________________

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☐	Form 40-F ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (1):

Yes ☐	No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (7):

Yes ☐	No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

NOVADAQ TECHNOLOGIES INC.
(Registrant)

By:	/s/ Roger Deck
Name:	Roger Deck
Title:	Chief Financial Officer

Date: April 28, 2016

EXHIBIT INDEX

Exhibit	Description
99.1	Interim Unaudited Consolidated Financial Statements
99.2	Management’s Discussion and Analysis
99.3	CEO Certification
99.4	CFO Certification